File No. 69-250



                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.


                             FORM  U-3A-2


                 Statement by Holding Company Claiming
                 Exemption under Rule U-3A-2 from the
                Provisions of the Public Utility Holding
                          Company Act of 1935




                 To be Filed Annually Prior to March 1





TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:





1. Name, State of organization, location and nature of business of claimants and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimants directly or indirectly hold an interest.

   Claimant, TECO Energy, Inc. ("TECO Energy"), is a corporation organized on January 15, 1981 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy conducts no business and owns no operating assets, but does own directly or indirectly the common stock of, or a partnership interest in, 87 subsidiaries, including Tampa Electric Company, a public utility company for purposes of the Act. All of the subsidiaries are organized under the laws of Florida with the exception of Electro-Coal Transfer Corporation, which is a Louisiana corporation; TECO Coal Corporation, Gatliff Coal Company, Clintwood Elkhorn Mining Company, Pike-Letcher Land Company, Premier Elkhorn Coal Company, Bear Branch Coal Company and Raven Rock Development Corporation, which are Kentucky corporations; Rich Mountain Coal Company, which is a Tennessee corporation; TECO Coalbed Methane, Inc. and Whaleco, Inc, which are Alabama corporations; and those noted in the following paragraph.

   Claimant, TECO Power Services Corporation ("TECO Power"), is a corporation organized on May 26, 1987 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Power owns no operating assets, but does own directly or indirectly the common stock of, or a partnership interest in, 39 subsidiary companies. Eleven of the subsidiaries, including TPS Guatemala One, Inc., are organized under the laws of Florida. Triangle Finance Company, LLC; TM Global Power, L.L.C.; Mosbacher Power International, L.L.C.; TM Power Ventures, L.L.C.; Mosbacher Power Group, L.L.C. and TM Czech Power, LLC are organized under the laws of Delaware. T P S Operaciones de Guatemala, Limitada; Central Generadora Electrica San Jose, SRL; TPS de Ultramar Guatemala, S.A.; Distribucion Electrica CentroAmericana, S.A. "DECA"; TPS A d m inistraciones, Limitada and Generadora Electrica C e ntroAmericana, Limitada are organized under the laws of Guatemala. TPS International Power, Inc.; Tasajero I, LDC; TPS San Jose International, Inc.; TPS San Jose, LDC; San Jose Power Holding Company, Ltd.; TPS de Ultramar, Ltd. (Formerly TECO Transport International, Inc.); TPS Escuintla I, LDC; TPS Pavana, Ltd. and CPC Limited Partnership are all organized under the laws of the Cayman Islands. Bear Energy Corporation and RAM Power India I, Ltd. (International Business Companies) are organized under the laws of the British Virgin Islands. TM Kladno, B.V., Nations Kladno, B.V. and Matra Powerplant Holdings, B.V. are organized under the laws of The Netherlands. Mosbacher Power , Ltda. is organized under the laws of Brazil. Cambodia Power Company is organized under the laws of Cambodia. ECK Generating, S.R.O. is organized under the laws of the Czech Republic. TM






   Kladno Electricidad, S.R.L. is organized under the laws of Spain. PPN Mauritius Company is organized under the laws of the Republic of Mauritius.

   C l aimant,  Hardee  Power  I,  Inc.  ("Hardee  Power  I"),  is  a
   corporation organized on March 21, 1990 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). Hardee Power I, owns no operating assets, but does own a general partnership interest in Hardee Power Partners, Ltd. ("Hardee Power Partners"), a public utility company for purposes of the Act. Hardee Power Partners is a limited partnership organized under the laws of Florida. Hardee Power I is a direct wholly owned subsidiary of TECO Power and has no subsidiaries or partnership interests other than a partnership interest in Hardee Power Partners.

   TECO Energy previously applied for and received an order pursuant to Sections 9(a)(2) and 10 of the Act approving its direct or indirect acquisition of up to 100% of the voting securities of Hardee Power Partners. (See Act Release No. 35-25199). Other than Hardee Power Partners, no subsidiary of TECO Power or Hardee Power I is a public utility company for purposes of the Act.

   The principal business address, location and nature of business of the claimants and each of the other affiliated entities are as follows:

Name and address                    Location and nature of business

TECO Energy, Inc.                   Florida.  Parent company.
(TECO Energy)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Tampa Electric Company(1)           Florida.  Through its electric
(Tampa Electric)                    division, operates as an
TECO Plaza                          electric utility serving West
702 North Franklin Street           Central Florida.  Through its
Tampa, FL 33602                     P e oples  Gas  System  division,
                                    operates as a local natural gas
                                    distribution    business   serving
                                    territories in Florida.













Name and address                    Location and nature of business


  TERMCO, Inc.                      Florida.  Acts as exclusive
  (TERMCO)                          broker for Tampa Electric
  TECO Plaza                        in the purchase and sale
  702 N. Franklin Street            of real property.
  Tampa, FL 33602

  Power Engineering &               Florida.  Engaged in the
  Construction, Inc.                engineering and construction of
  (PEC)                             transmission and distribution
  TECO Plaza                        facilities outside of Tampa
  702 N. Franklin Street            Electric s retail service
  Tampa, FL 33602                   territory.

TECO Investments, Inc.(1)           Florida. Invests capital
(TECO Investments)                  in short- and long-term
TECO Plaza                          financial investments.
702 North Franklin Street
Tampa, FL 33602

Bosek, Gibson and Associates,       Florida  and  California.
Inc.(1)                             Energy services company which
(BGA)                               performs engineering analysis,
TECO Plaza                          design and construction
702 North Franklin Street           management.
Tampa, FL 33602

  BGA Special Project One           Florida.    Limited  partner of
 (Special Project One)              TECO/BGA Limited.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

  TECO/BGA, Inc.                    Florida.  General partner of
  (TECO/BGA)                        TECO/BGA Limited.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

     TECO/BGA Limited               Florida.    Limited  partnership
    (TECO/BGA Limited)              which performs engineering
    TECO Plaza                      services.
    702 North Franklin Street
    Tampa, FL 33602

TeCom Inc.(1)                       Florida.  Markets advanced
(TeCom)                             energy management automation
TECO Plaza                          and control systems.
702 North Franklin Street
Tampa, FL  33602






Name and address                    Location and nature of business


TECO Finance, Inc.(1)               Florida.  Provides  financing
(TECO Finance)                      for the diversified
TECO Plaza                          activities of TECO Energy.
702 North Franklin Street
Tampa, FL 33602

TECO Oil & Gas, Inc.(1)(4)          Texas. Participated in the
TECO Oil & Gas                      exploration and production of
TECO Plaza                          oil and gas in the Gulf of
702 North Franklin Street           Mexico and Texas.  Operations
Tampa, FL 33602                     discontinued in 1998.

TECO Diversified, Inc.(1)           Florida.  Holding company.
(TECO Diversified)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

  TECO Coal Corporation             Kentucky.  Holding company.
  (TECO Coal)
  P. O. Box 39
  Nevisdale, KY 40754

   Bear Branch Coal Company         Kentucky.  Coal mining.
   (Bear Branch)
   P.O. Box 39
   Nevisdale, KY 40354

   Raven Rock Development           Kentucky.  Real estate
   Corporation                      development investment.
   (Raven Rock)
   P.O. Box 39
   Nevisdale, KY 40354

   Clintwood Elkhorn Mining         Kentucky.  Coal mining and
   Company                          processing.
   (Clintwood)
   P. O. Box 39
   Nevisdale, KY 40754

   Gatliff Coal Company             Kentucky and Tennessee. Coal
   (Gatliff)                        mining and processing.
   P. O. Box 39
   Nevisdale, KY 40754

   Pike-Letcher Land Company        Kentucky.  Land management.
   (Pike-Letcher)
   P. O. Box 39
   Nevisdale, KY 40754






Name and address                    Location and nature of business


   Premier Elkhorn Coal Company     Kentucky.  Coal mining and
   (Premier Elkhorn)                processing.
   P. O. Box 39
   Nevisdale, KY 40754

   Rich Mountain Coal Company       Tennessee.  Coal mining.
   (Rich Mountain)
   P. O. Box 39
   Nevisdale, KY 40754

  TECO Coalbed Methane, Inc.        Alabama.  Participates in
  (TECO Coalbed Methane)            the production of natural
  TECO Plaza                        gas from coal seams.
  702 North Franklin Street
  Tampa, FL  33602

  TECO Properties Corporation       Florida.  Real estate
  (TECO Properties)                 investment.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

   CPSC, Inc.                       Florida.  General partner
   (CPSC)                           of City Plaza Partners,
   TECO Plaza                       a limited partnership which was
   702 N. Franklin Street           involved in real estate
   Tampa, FL 33602                  investment and is now
                                    dissolved.

   30th Street R&D Park, Inc.       Florida.  Real estate
   (30th Street R&D)                investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL  33602

   University Tech Center I,        Florida.  Real estate
   Ltd. (5)                         investment.
   (UTC I)
   7650 W. Courtney Campbell Cswy.
   Tampa, FL 33607

   UTC II, Inc.(5)                  Florida.  Real estate
   (UTC II)                         investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL  33602

   Brandon Properties Partners,     Florida.  Real estate
   Ltd.                             investment.
   (Brandon Properties)





Name and address                    Location and nature of business


   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

   Southshore Residential, Inc.     Florida.  Limited partner of
   (Southshore Residential)         South  Shore  Properties
  TECO Plaza                        Partners, Ltd.
   702 North Franklin Street
   Tampa, FL 33602

     South Shore Properties         Florida. Real estate
     Partners, Ltd.                 investment.
     TECO Plaza
     702 North Franklin Street
     Tampa, FL 33602

  TECO Transport Corporation        Florida. Holding company.
  (TECO Transport)
  TECO Plaza
  702 N. Franklin Street
  Tampa, FL 33602

   Electro-Coal Transfer            Louisiana.  Transfers and
   Corporation                      stores coal and other bulk
   (Electro-Coal)                   commodities.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

     G C Service Company, Inc.      Florida.  Unloads coal from
     (G C Service)                  ocean-going vessels and
     TECO Plaza                     repairs vessels.
     702 N. Franklin Street
     Tampa, FL 33602

   Gulfcoast Transit Company        Florida.  Transports coal and
   (Gulfcoast)                      other bulk commodities in
   TECO Plaza                       ocean-going vessels to various
   702 N. Franklin Street           domestic and international
   Tampa, FL 33602                  destinations.

   Mid-South Towing Company         Mississippi, Ohio and Illinois
   (Mid-South)                      rivers.  Transports coal
   TECO Plaza                       and other bulk commodities
   702 North Franklin Street        in river barges.
   Tampa, FL 33602









Name and address                    Location and nature of business


   TECO Towing Company              Mississippi, Ohio and Illinois
   (TECO Towing)                    rivers.  Charters river barges
   TECO Plaza                       and purchases fuel for
   702 North Franklin Street        subsequent resale to affiliated
   Tampa, FL 33602                  companies.


Peoples Gas Company(1)              Florida.  Liquefied petroleum
(Peoples Gas)                       gas retail sales.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Peoples Sales & Service Company(1)  Florida.  Non-operating
(Peoples Sales & Service)           company.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Peoples Cogeneration Company(1)     Florida. Development of natural
(Peoples Cogeneration)              gas-fired  cogeneration
TECO Plaza                          projects.
702 North Franklin Street
Tampa, FL 33602

  PAS Power Co.                     Florida.  Development of
  (PAS Power)                       natural gas-fired cogeneration
  TECO Plaza                        projects.
  702 North Franklin Street
  Tampa, FL 33602

Suwannee Gas Marketing, Inc.(1)     Florida.  Holding company.
(Suwannee Gas)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

  TECO Gas Services, Inc.           Florida. Buys and sells natural
  (formerly known as Gator Gas      gas supplies.  Does not own or
  Marketing, Inc.)                  operate any facilities for the
  (TECO Gas Services)               distribution of natural or
  TECO Plaza                        manufactured gas at retail.
  702 North Franklin Street
  Tampa, FL 33602

  Florida Natural Fuels, Ltd.       Florida.  Sells  compressed
  (Florida Natural Fuels)           natural gas as motor fuel.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602






Name and address                    Location and nature of business


  Seminole Gas Marketing            Florida.  General partnership
  (Seminole Gas)                    which markets natural gas to
  P.O. Box 2563                     end-users.  Does not own or
  1900 5th Avenue North             operate any facilities for the
  Birmingham, AL 35202              distribution of natural or
                                    manufactured gas at retail.

Peoples Gas System(Florida),        Florida.  Name-holding company
Inc. (1)                            with no operations.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Whaleco, Inc. (1)                   Alabama.  Non-operating
(Whaleco)                           company.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

TECO Power Services Corporation(1)  Florida. Holding company.(2)
(TECO Power)
TECO Plaza
702 North Franklin Street
Tampa, FL  33602

  Hardee Power I, Inc.              Florida.  General partner
  (Hardee Power I)                  of Hardee Power Partners. (2)
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

  Hardee Power II, Inc.             Florida. Limited partner of
  (Hardee Power II)                 Hardee Power Partners.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

    Hardee Power Partners, Ltd.     Florida.  Limited
    (Hardee Power Partners)         partnership which owns
    TECO Plaza                      Hardee Power Station, a
    702 North Franklin Street       wholesale power generation
    Tampa, FL  33602                project. (2)
  TPS Holdings, Inc.                Florida. Non-operating
  (formerly TPS Panama One, Inc.)   company.
  (TPS Holdings)
  TECO Plaza
  702 North Franklin Street
  Tampa, FL  33602








Name and address                    Location and nature of business


  TPS Guatemala One, Inc.           Florida.    Developer  and joint
  (TPS Guatemala One)               venture partner in a whole-
  TECO Plaza                        sale power generation project
  702 North Franklin Street         (the  Alborada Power Station ).
  Tampa, FL  33602                  Holds an interest in TCAE,
                                    which is an exempt wholesale
                                    generator (EWG).

  TPS Operations Company            Florida. Operator of Hardee
  (TPS Operations)                  Power Station on a
  TECO Plaza                        cost-reimbursement basis.
  702 North Franklin Street
  Tampa, FL  33602

  TPS Clean Coal, Inc.              Florida. Subsidiary formed for
  (TPS Clean Coal)                  the purpose of developing a
  TECO Plaza                        wholesale power generation
  702 North Franklin Street         project.
  Tampa, FL  33602

  Lake County Power Resources,      Florida. Subsidiary formed for
  Inc.                              the purpose of developing a
  (Lake  County Power)              wholesale  power  generation
  TECO Plaza                        project.
  702 North Franklin Street
  Tampa, FL  33602

  TECO EnergySource, Inc.           Florida. Subsidiary formed for
  (TECO EnergySource)               the  purpose  of  marketing  and
  TECO Plaza                        selling energy.
  702 North Franklin Street
  Tampa, FL 33602

  TM Power Ventures, LLC            Texas.  Develops projects for
  712 Main Street, Suite 2200       production of electricity,
  Houston, TX 77002                 thermal energy, chilled water
                                    and byproducts.

     Mosbacher Power Group LLC      Texas. Non-operating company.
     712 Main Street, Suite 2200
     Houston, TX 77002

     TM Czech Power LLC             Florida.  Holds an interest
     702 N. Franklin Street         in TM Kladno Electricidad,
     Tampa, FL 33602                S.R.L.

       TM Kladno Electricidad,      Florida.  Holds an interest in
       S.R.L.                       TM Kladno B.V.
       702 N. Franklin Street
       Tampa, FL 33602






Name and address                    Location and nature of business


         TM Kladno, B.V.            Florida.  Holds an interest in
         702 N. Franklin Street     Nations Kladno B.V.
         Tampa, FL 33602

          Nations Kladno, B.V.      The Netherlands.  Holds an
          1076 A2 Amsterdam         interest in Matra Powerplant
          Locatellikade 1,          Holdings, B.V.
          Parnassustoren
          The Netherlands

           Matra Powerplant         The Netherlands. Holds an
           Holdings, B.V.           interest in ECK Generating
           J.J. Viottastraat 46     S.R.O.
           1071 J. Amsterdam,
           The Netherlands

            ECK Generating, S.R.O.  Czech Republic.  Wholesale
            Dubska Teplarna         power generation project under
            272 03 Kladno,          construction.(6)
            Czech Republic

  TPS International Power, Inc.     Cayman  Islands.  Subsidiary
  (TPS International Power)         formed for the purpose of
  PO Box 866                        developing wholesale power
  Anderson Square Building          generation projects.
  3rd Floor
  George Town, Grand Cayman,
  Cayman Islands, B.W.I.

    TPS San Jose International,     Cayman  Islands.  Subsidiary
    Inc.                            formed for the purpose of
    (TPS San Jose International)    developing wholesale power
    PO Box 866                      generation projects.
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

    TPS San Jose, LDC               Cayman Islands. Developer and
    (TPS San Jose)                  joint venture partner in a
    PO Box 866                      wholesale power generation
    Anderson Square Building        project not yet in
    3rd Floor                       operation (the San Jose Power
    George Town, Grand Cayman       Station). (3)
    Cayman Islands, B.W.I

      Triangle Finance              Delaware.  Subsidiary formed
      Company, LLC                  for the purpose of borrowing
      (Triangle)                    and lending funds.
      TECO Plaza
      702 North Franklin Street
      Tampa, FL 33602




Name and address                    Location and nature of business


      San Jose Power Holding        Cayman Islands. Holds a
      Company, Ltd.                 partnership interest in CGESJ
      (San Jose Power Holding       (defined below).
      Company)
      Padgett-Brown & Company Ltd.
      P.O. Box 1111GT
      George Town, Grand Cayman
      Cayman Islands, B.W.I.

         Central Generadora         Guatemala. Limitada formed
         Electrica                  to develop the San Jose Power
         San Jose, SRL (CGESJ)      Station. Construction of this
         13 Calle 3-40, Zona 10     project is expected to be
         Edifico Atlantis,          competed in 2000.
         Oficina 503, 5t. Nivel
         Guatemala City,
         Guatemala C.A.

    Tasajero I, LDC                 Cayman Islands.  Subsidiary
    (Tasajero I)                    formed for the purpose of
    P.O. Box 866                    developing a wholesale power
    Anderson Square Building        generation project, not yet
    3rd Floor                       in  operation.
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

      TPS Operaciones de            Guatemala.  Limited corporation
      Guatemala, Ltda.              formed for the purpose of
      (OPSG)                        operating and managing the
      13 Calle 3-40, Zona 10        San Jose Power Station.
      Edifico Atlantis
      Oficiana 503, 5t. Nivel
      Guatemala City,
      Guatemala, C.A.

    TPS Administraciones, Limitada  Guatemala.  Administration
    (TPS Administraciones)          company for San Jose Power
    13 Calle 3-40, Zona 10          Station, which is not yet in
    Edificio Atlantis               operation, and Alborada Power
    Oficina 503, 5t  Nivel          Station, which is an EWG.
    Guatemala City, Guatemala C.A.

    TPS de Ultramar, Ltd.           Cayman Islands. Owns an
    (formerly known as TECO         interest in TPS de Ultramar
    Transport International, Inc.)  Guatemala, S.A.
    (TPS de Ultramar)
    P.O. Box 866
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.





Name and address                    Location and nature of business


      TPS de Ultramar Guatemala,    Guatemala.  Owns an interest
      S.A.                          in DECA (as defined below).
     (TPS de Ultramar Guatemala)
      13 Calle 3-40, Zona 10
      Edificio Atlantis
      Oficiana 503, 5t.  Nivel
      Guatemala City, Guatemala C.A.

        Distribucion Electrica      Guatemala.  Owns an interest
        CentroAmericana, S.A.       in Empresa Electrica de
        (DECA)                      Guatemala, S.A. (EEGSA), which
        13 Calle 3-40, Zona 10      is a foreign utility company.
        Edificio Atlantis
        Oficiana 503, 5t. Nivel
        Guatemala City, Guatemala C.A.

    TPS Escuintla I, LDC            Cayman Islands.  Non-operating
    (Escuintla I)                   company.
    P.O. Box 866
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

      Generadora Electrica          Guatemala.  Limited corporation
      Centroamerica, Limited        formed to develop a wholesale
      (GEC)                         power generation project.  Non-
      13 Calle 3-40, Zona 10        operating company.
      Edifico Atlantis
      Oficiana 503, 5t. Nivel
      Guatemala City,
      Guatemala, C.A.

    TPS Pavana, Ltd.                Cayman Islands. Non-operating
    (Pavana)                        company.
    P.O. Box 866
    Anderson Square Building
    3rd Floor
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

    TM Global Power, L.L.C.         Delaware.  Develops foreign
    (TM Global Power)               projects for production of
    712 Main Street, Suite 2200     electricity, thermal energy,
    Houston, TX 77002               chilled water and by products.










Name and address                    Location and nature of business


      Bear Energy Corporation       British Virgin Islands.
      (Bear Energy)                 General partner of CPC Limited
      Craigmuir Chambers            Partnership.
      P.O. Box 71
      Road Tolon, Tortola
      British Virgin Islands

      CPC Limited Partnership       Cayman Islands.  Holds an
      Maples & Calder               interest in Cambodia Power
      P.O. Box 309                  company.
      Ugland House
      South Church Street
      Grand Cayman, Cayman Islands

        Cambodia Power Company      Cambodia. Non-operating
        (Cambodia Power)            company.
        712 Main Street, Suite 2200
        Houston, TX 77002

      Mosbacher Power               Delaware.  Develops electric
      International L.L.C.          power cogeneration projects.
      (Mosbacher Power Int l)
      712 Main Street, Suite 2200
      Houston, TX 77002

      Mosbacher Power Brasil,       Brazil. Non-operating
      Ltda.                         company.
      (Mosbacher Power Brasil)
      712 Main Street, Suite 2200
      Houston, TX 77002

      RAM Power India I, Ltd.       British Virgin Islands. Non-
      (RAM Power India I)           operating company.
      Craigmuir Chambers
      P.O. Box 71
      Road Tolon, Tortola
      British Virgin Islands

  Pasco Power GP, Inc.              Florida.  Holds an indirect
  (Pasco Power)                     interest in a qualified
  TECO Plaza                        cogeneration facility in
  702 North Franklin Street         Florida.
  Tampa, FL 33602













(1)  Direct subsidiary of TECO Energy, Inc.

(2) Hardee Power I, as the general partner of Hardee Power Partners; TECO Power, as the owner of all outstanding voting securities of Hardee Power I and Hardee Power II and thus the indirect owner of all outstanding voting securities of Hardee Power Partners; and TECO Energy, as the owner of all outstanding voting securities of TECO Power and thus the indirect owner of all outstanding voting securities of Hardee Power Partners, are each a "holding company" with respect to Hardee Power Partners for purposes of the Act.

(3) TPS San Jose holds 46-percent of the Class A shares and 50% of the Class B shares of San Jose Power Holding Company at December 31, 1998.

(4) Discontinued operations. Offshore assets sold for $39.2 million in cash in 1998.

(5)  TECO Properties sold the assets of UTC I and UTC II in 1998.

(6) ECK Generating, S.R.O. was designated an Exempt Wholesale Generator (EWG) in February 1999. The facility to be used by ECK Generating, S.R.O. is currently under construction and is not yet in operation.

2. A brief description of the properties of claimants and each of their subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the c l a i m ants and their subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

   The only properties to which this question applies are the following properties of Tampa Electric and Hardee Power Partners:

   Tampa Electric - Electric Operations

   Tampa Electric had five electric generating plants and four combustion turbine units in service with a total net generating capability at December 31, 1998 of 3,615 megawatts (MW) including Big Bend (1,742-MW capability for four coal units), Gannon (1,180-M W capability for six coal units), Hookers Point (215-MW capability for five oil units), Phillips (34-MW capability for two diesel units), Polk (250-MW capability from integrated gasification combined cycle (IGCC) unit) and four combustion turbine units located at the Big Bend and Gannon stations (194
   MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the generating units during






   peak periods as proven under actual operating conditions. Units at Hookers Point went into service from 1948 to 1955, at Gannon from 1957 to 1967, and at Big Bend from 1970 to 1985. The Polk
   IGCC unit began commercial operation in September 1996. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities

   Commission  (Sebring).    Dinner  Lake and Phillips were placed in
   service by Sebring in 1966 and 1983, respectively. In March 1994, Tampa Electric placed Dinner Lake on long-term reserve standby.

   Tampa Electric owns 182 substations having an aggregate transformer capacity of 16,368,281 KVA. The transmission system consists of approximately 1,196 pole miles of high voltage transmission lines, and the distribution system consists of 6,905 pole miles of overhead lines and 2,741 trench miles of underground lines. As of December 31, 1998, there were 537,107 meters in service. All of this property is located in the State of Florida.

   All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor defects, of the nature common to properties of the size and character of those of Tampa Electric.

   Tampa Electric has easements for rights-of-way adequate for the maintenance and operation of its electrical transmission and distribution lines that are not constructed upon public highways, roads and streets. It has the power of eminent domain under Florida law for the acquisition of any such rights-of-way for the operation of transmission and distribution lines. Transmission and distribution lines located in public ways are maintained under franchises or permits.

   Tampa Electric has a long-term lease for the office building in downtown Tampa, Florida which serves as headquarters for TECO E n e r g y, Tampa Electric, and numerous other TECO Energy subsidiaries.

   Tampa Electric - Gas Operations

   Tampa Electric, through its Peoples Gas System division, owns approximately 7,300 miles of distribution mains, over 4,800 miles of service lines, plus meters, regulators, and other related equipment used in serving natural gas to approximately 240,000 residential, commercial and industrial customers located wholly within the State of Florida.

   The natural gas distribution properties are located primarily in the metropolitan areas of Jacksonville, Daytona Beach, Orlando, Eustis, Avon Park, Lakeland, Tampa, St. Petersburg, Sarasota, Palm Beach Gardens, Pompano Beach, Fort Lauderdale, Hollywood, North Miami, Miami Beach, Miami, Panama City and Ocala, Florida.







   Hardee Power Partners

   Hardee Power Partners has one electric generating plant, the Hardee Power Station, which went into commercial operation January 1, 1993. The station is located in Hardee County, Florida, on property under a long-term lease. The plant has a net generating capability of 295 MWs consisting of one combined cycle unit (220 MWs) and one combustion turbine (75 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the unit during peak periods as proven under actual operating conditions. Hardee Power Partners owns no transmission or distribution facilities.

3. The following information for the last calendar year with respect to the claimants and each of their subsidiary public utility companies:

   (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

        TECO Energy - None
        Tampa Electric           18,513,335,000 KWH - Florida
                                 $1,234,604,000 Revenue

        Tampa Electric (Peoples Gas System division)
                                     32,083,000 Mcf(Sales) Florida
                                   $202,814,000 Revenue

                                     59,115,000 Mcf
                                       (Transportation) Florida
                                    $27,445,000 Revenue
        TECO Power - None

        Hardee Power I - None
        Hardee Power Partners -     916,888,000 KWH - Florida
                                    $80,483,000 Revenue
















   (b) Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

            TECO Energy - None
            Tampa Electric - None

            TECO Power - None
            Hardee Power I - None

            Hardee Power Partners - None
   (c) Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

            TECO Energy - None

            Tampa Electric       20,792,,000 Total KWH
                                  $4,777,415 Total Revenue

                Kentucky -         2,850,000 KWH
                                     $59,425 Revenue

                Texas -            8,255,000 KWH
                                  $2,399,103 Revenue

                Tennessee -        9,196,000 KWH
                                  $2,281,073 Revenue

                Alabama -            491,000 KWH
                                     $37,814 Revenue

            TECO Power - None
            Hardee Power I - None

            Hardee Power Partners - None
   (d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            TECO Energy - None

            Tampa Electric - None
            TECO Power - None

            Hardee Power I - None
            Hardee Power Partners - 7,974,349 Mcf of natural gas -

                              Florida
                                 $21,213,000 Expense








4. The following information for the reporting period with respect to claimants and each interest held directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

   (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

   1.   Facility name, address and location:
        Alborada Power Station (owned by TCAE, an EWG)
        Escuintla, Guatemala
        approximately 35 miles southwest of Guatemala City, Guatemala

        Description:
        A 78-MW facility consisting of two General Electric LM6000 turbines operated in simple cycle. Also includes a 230KV s w itchyard with two 13.8KV transformers and associated equipment.

   2.   Facility name, address and location:
        Empresa Electrica de Guatemala, S.A. (EEGSA) (a foreign utility)
        Guatemala City, Guatemala

        Description:
        Principal electric distribution company in Guatemala.

   (b) Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

        1. TCAE

        At December 31, 1998:
        TECO  Power  had  a  100-percent  ownership  interest  in  TPS
        Guatemala One.

        TPS Guatemala One had a 96.06-percent ownership interest in TCAE.

        2. EEGSA

        At December 31, 1998:

        TECO Power had a 100-percent ownership interest in TPS International Power.








        TPS International Power had a 100-percent ownership interest in TPS de Ultramar.

        TPS de Ultramar had a 99-percent ownership interest in TPS de Ultramar Guatemala.

        TPS de Ultramar Guatemala had a 30-percent ownership interest in DECA.

        DECA had an 80-percent ownership in EEGSA.

   (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        1. TCAE

        At December 31, 1998:

        TECO Power had advanced to TPS Guatemala One - $8,916,262. TPS Guatemala One had invested in TCAE - $1,144,247.

        Standby letters of credit totaling $6.9 million at December 31, 1998 were obtained by TECO Energy to support certain activities of TCAE.

        There were no other guarantees or loans between the system companies and TPS Guatemala One or TCAE.

        2. EEGSA

        At December 31, 1998:

        TECO  Power  had  invested  $100,744,500  in TPS International
        Power.

        TPS  International  Power  had invested $100,744,500 in TPS de
        Ultramar.

        TPS  de  Ultramar had invested $100,744,500 in TPS de Ultramar
        Guatemala.

        TPS de Ultramar Guatemala had invested $100,744,500 in DECA.

        DECA had invested $520,000,000 in EEGSA.








        There  were no other loans or guarantees between or among  the
        system   companies  and  TPS  de  Ultramar,  TPS  de  Ultramar
        Guatemala, DECA and EEGSA.

   (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        Total   capitalization  of  TCAE  at  December  31,  1998  was
        $2,697,276.

        Total earnings of TCAE for the year ended December 31, 1998 were $4,468,876. TPS Guatemala One s portion of the earnings of TCAE for the year ended December 31, 1998 was $4,292,802.

        Total  capitalization  of  EEGSA  at  December  31,  1998  was
        $36,383,000.

        Total earnings of EEGSA for the year ended December 31, 1998 were $17,396,572.

        TPS de Ultramar Guatemala s portion of the earnings of DECA for the year ended December 31, 1998 was $1,758,000.

   (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        None

Attached hereto as Exhibit A are consolidating balance sheets and statements of income and retained earnings for the twelve months ended December 31, 1998 of TECO Energy, TECO Power, and Hardee Power I, and their subsidiaries.

Exhibit B, Financial Data Schedule, was included in the filing made electronically with the Securities and Exchange Commission of this document via EDGAR as Exhibit 27 (Ex-27).

Attached hereto as Exhibit C are organizational charts showing the relationship of TECO Energy, TECO Power, TPS Guatemala One and TCAE and the relationship of TECO Energy, TECO Power, TPS International, TPS de Ultramar, TPS de Ultramar Guatemala, DECA and EEGSA.















Each of TECO Energy, TECO Power, and Hardee Power I has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1999.

(CORPORATE SEAL)                  TECO ENERGY, INC.


Attest:                           BY: /S/ W.L. Griffin
                                      W.L. Griffin
                                      Vice President-Controller
   D. E. Schwartz, Secretary



(CORPORATE SEAL)                  TECO POWER SERVICES CORPORATION


Attest:                           BY:  /S/  S.M.  Ross
                                      S. M. Ross
                                      Vice President-Controller
   D. E. Schwartz, Secretary



(CORPORATE SEAL)                  HARDEE POWER I, INC.


Attest:                           BY: /S/ S.M. Ross
                                      S. M. Ross
                                      Vice President-Controller and
                                      Assistant Secretary
   D. E. Schwartz, Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Name:     W. L. Griffin
          Title:    Vice President-Controller
          Address:  TECO Energy, Inc.
                    TECO Plaza
                    702 N. Franklin Street
                    Tampa, FL 33602











                                                                 Exhibit A
                                                              Page 1 of 52

                                               TECO ENERGY, INC.
                                          CONSOLIDATING BALANCE SHEET
                                               December 31, 1998
                                            (thousands of dollars)
                                  Tampa                                                             TECO
                                Electric   Diversified  TECO Energy -     TECO                    Energy, Inc.
   ASSETS                        Company   Companies (1)Parent/Other(2)  Finance Eliminations (Consolidated)
   Current assets
    Cash and cash equivalents $      844    $   15,026    $      612   $    387   $        -    $   16,869
    Short-term investments             -             6             -          -            -             6
    Receivables, less
      allowance for
      uncollectibles             142,763       233,202       301,166    215,373     (662,872)      229,632
    Inventories, at average
      cost
        Fuel                      87,314         5,902             -          -            -        93,216
        Materials and supplies    45,466        18,587             -          -            -        64,053
    Prepayments                    8,447         5,243            12      1,373            -        15,075
                                 284,834       277,966       301,790    217,133     (662,872)      418,851
   Investment in subsidiaries          -             -     1,789,553          -   (1,789,553)            -

   Property, plant & equipment,
    at original cost
      Utility plant in svc-ele 3,742,544       248,771             -          -            -     3,991,315
      Utility Plant in svc-gas   518,508             -             -          -            -       518,508
      Construction work in
        progress                  71,492        29,555             -          -            -       101,047
      Other property               8,129       980,719             -          -          758       989,606
                               4,340,673     1,259,045             -          -          758     5,600,476
      Less accum. deprec.     (1,722,220)     (570,700)            -          -            -    (2,292,920)
                               2,618,453       688,345             -          -          758     3,307,556
   Other assets
      Other investments                -        70,665         1,316          -            -        71,981
      Deferred income taxes      116,113         7,939         1,946          -      (26,869)       99,129
      Deferred charges &
        other assets             127,087       198,005        (4,337)         -      (39,016)      281,739
                                 243,200       276,609        (1,075)         -      (65,885)      452,849
                              $3,146,487    $1,242,920    $2,090,268   $217,133  ($2,517,552)   $4,179,256

   1  Diversified companies consist of TECO Investments, TECO Diversified consolidated, TeCom, TECO Power
       Services consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and TECO Gas Services, Inc.
   2  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                                 Exhibit A
                                                              Page 2 of 52

                                               TECO ENERGY, INC.
                                          CONSOLIDATING BALANCE SHEET
                                               December 31, 1998
                                            (thousands of dollars)

                                  Tampa                                                             TECO
                                Electric   Diversified  TECO Energy -     TECO                 Energy, Inc.
   LIABILITIES AND CAPITAL      Company    Companies (1)Parent/Other(2)  Finance Eliminations (Consolidated)
   Current liabilities
    Long-term debt due
      within one year         $    4,580    $   10,381   $        -    $ 21,000   $        -    $   35,961
    Notes payable                 79,700           156       89,982     239,300      (90,138)      319,000
    Accounts payable             189,078       236,575      340,745      13,923     (572,163)      208,158
    Customer deposits             77,531           742            -           -            -        78,273
    Interest accrued               8,860         1,477        3,378         445            -        14,160
    Taxes accrued                  8,763         8,654      (11,094)     (1,451)         294         5,166
                                 368,512       257,985      423,011     273,217     (662,007)      660,718
   Deferred income taxes         447,566       132,764      (53,619)          -      (26,869)      499,842
   Investment tax credit          45,077         1,631            -           -            -        46,708
   Regulatory liability -
      tax related                 73,007             -            -           -      (39,015)       33,992
   Other deferred credits        123,213        22,459        4,920           -           (1)      150,591
   Long-term debt, less
    amount due within one year   774,502       296,094      200,000       9,000            -     1,279,596

   Preferred stock of
    Tampa Electric                     -             -            -           -            -             -

   Common stock                1,026,125       466,923      496,660         100   (1,493,198)      496,610
   Retained earnings             288,485        65,064    1,080,657     (65,184)    (296,462)    1,072,560
   Unearned compensation
    related to ESOP                    -             -      (61,361)          -            -       (61,361)
                              $3,146,487    $1,242,920   $2,090,268    $217,133  ($2,517,552)   $4,179,256



   1  Diversified  companies  consist of TECO Investments, TECO Diversified consolidated, TeCom, TECO Power consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and TECO Gas Services, Inc.
   2  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                                 Exhibit A
                                                              Page 3 of 52

                                               TECO ENERGY, INC.
                                       CONSOLIDATING STATEMENT OF INCOME
                                     TWELVE MONTHS ENDED December 31, 1998
                                            (thousands of dollars)
                                  Tampa                                                             TECO
                                Electric   Diversified  TECO Energy -     TECO                 Energy, Inc.
                                Company    Companies (1)Parent/Other(2)  Finance Eliminations (Consolidated)
   Revenues                   $1,487,411     $674,108      $      -     $  1,952  $(205,342)    $1,958,129
   Expenses
    Operation                    787,866      455,946         6,620        2,045   (222,406)     1,030,071
    Maintenance                   98,773       30,117             -            -          -        128,890
    Depreciation                 167,149       61,136             -            -         44        228,329
    Non-recurring charges          9,600       16,310             -            -          -         25,910
    Taxes-other than income      118,141       31,308             1            -          -        149,450
    Taxes-fed. & state income     86,313      (18,860)            -            -    (67,453)             -
                               1,267,842      575,957         6,621        2,045   (289,815)     1,562,650
   Income from operations        219,569       98,151        (6,621)         (93)    84,473        395,479
   Other income (expense)
    Other income (expense), net   (9,791)         544         7,146            -     (7,651)        (9,752)
    Preferred dividend req.
      of Tampa Electric                -            -             -            -          -              -
                                  (9,791)         544         7,146            -     (7,651)        (9,752)
   Income before interest &
    income taxes                 209,778       98,695           525          (93)    76,822        385,727
   Interest charges
    Interest expense              63,431        6,283         7,490       16,344     10,795        104,343
    Allowance for borrowed
      funds used during
      construction                     -            -             -            -          -              -
                                  63,431        6,283         7,490       16,344     10,795        104,343
   Income before provision
    for income taxes             146,347       92,412        (6,965)     (16,437)    66,027        281,384
   Provision for income taxes          -       23,249        (1,951)      (6,340)    66,054        (81,012)
                                 146,347       69,163        (5,014)     (10,097)       (27)       200,372
   Gain on disposal of
    discontinued operations,
    net of income taxes                -            -         6,149            -          -          6,149
   Net Income                 $  146,347    $  69,163      $  1,135     $(10,097) $     (27)    $  206,521


   1  Diversified  companies consist of TECO Investments, TECO Diversified consolidated, TeCom, TECO Power
       Services consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and TECO Gas Services.
   2  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                                 Exhibit A
                                                              Page 4 of 52

                                               TECO ENERGY, INC.
                                 CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED December 31, 1998
                                            (thousands of dollars)
                                  Tampa                                                            TECO
                                Electric   Diversified  TECO Energy -   TECO                 Energy, Inc.
                                Company    Companies (1)Parent/Other(3)  Finance Eliminations (Consolidated)
   Balance, beginning of
    period                      $289,625      $ 67,392   $1,026,139    $(55,087)  $ (303,480)   $1,024,589
   Add
    Griffis merger                     -         1,613          750          -        (1,613)          750
    Net income                   146,347        69,163      213,068(2)  (10,097)    (211,960)      206,521
    Tax benefits - ESOP
      dividends                        -             -        2,067           -            -         2,067
                                 435,972       138,168    1,242,024     (65,184)    (517,053)    1,233,927

   Deduct
    Cash dividends on
      capital stock
        Preferred                      -             -            -           -            -             -
        Common                   147,487        73,104      161,367           -     (220,591)      161,367
        Other - Adjustment             -             -            -           -            -             -
    Balance, end of period      $288,485      $ 65,064   $1,080,657    $(65,184)   $(296,462)   $1,072,560



   1  Diversified companies consist of TECO Investments, TECO Diversified consolidated, TeCom,
      TECO Power consolidated, BGA, Peoples Gas Company, Peoples Sales & Service and TECO Gas Services,
      Inc.

   2  Includes $211,933 of TECO Energy's equity in earnings of subsidiaries.

   3  Includes TECO Energy Parent and certain non-operating subsidiaries.

                                                                 Exhibit A
                                                              Page 5 of 52

                          TECO TRANSPORT CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                         $    205
                 Receivables, less allowance for uncollectibles 77,512 Inventories, at average cost
                   Materials and supplies                            10,911
                 Prepayments                                          1,540
                                                                     90,168

               Property, plant and equipment, at original cost
                 Construction work in progress                       27,523
                 Other property                                     522,995
                                                                    550,518
                 Less accumulated depreciation                      331,855
                                                                    218,663

               Other assets
                 Deferred income taxes                                  322
                 Deferred charges & other assets                        570
                                                                        892
                                                                   $309,723
                                                                 Exhibit A
                                                              Page 6 of 52

                          TECO TRANSPORT CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                $  1,817
                 Accounts payable taxes                              29,959
                 Interest accrued                                       476
                 Taxes accrued                                          885
                                                                     33,137
               Deferred income taxes                                 20,278
               Investment tax credit                                  1,631
               Other deferred credits                                14,157

               Long-term debt, less amount due within one year      142,179

               Common stock                                          52,133
               Retained earnings                                     46,208
                                                                   $309,723
                                                                 Exhibit A
                                                              Page 7 of 52

                          TECO TRANSPORT CORPORATION
                         CONSOLIDATED INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                            $230,003

               Expenses
                 Operation                                          134,371
                 Maintenance                                         19,161
                 Depreciation                                        26,588
                 Taxes-other than income                              6,687
                                                                    186,807
               Income from operations                                43,196

               Other income                                              46

               Income before interest & income taxes                 43,242

               Interest expense                                       6,228

               Income before provision for income taxes              37,014
               Provision for income taxes                            13,178


               Net income                                          $ 23,836
                                                                 Exhibit A
                                                              Page 8 of 52

                          TECO TRANSPORT CORPORATION
                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                         $46,384

               Add
                 Net income                                          23,836
                                                                     70,220
               Deduct
                 Cash dividends on capital stock
                   Common                                            24,012

               Balance, end of period                               $46,208
                                                                 Exhibit A
                                                              Page 9 of 52

                             TECO COAL CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                         $     (6)
                 Short-term investments                                   6
                 Receivables, less allowance for uncollectibles      41,703
                 Inventories, at average cost
                   Fuel                                               4,663
                   Materials and supplies                             1,340
                 Prepayments                                          1,747
                                                                     49,453

               Property, plant and equipment, at original cost
                 Construction work in progress                        2,032
                 Other property                                     178,422
                                                                    180,454
                 Less accumulated depreciation                       72,311
                                                                    108,143

               Other assets
                 Deferred income taxes                                6,768
                 Deferred charges & other assets                     15,625
                                                                     22,393
                                                                   $179,989
                                                                 Exhibit A
                                                              Page 10 of 52

                             TECO COAL CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                  $ 10,239
                 Taxes accrued                                        3,026
                                                                     13,265
               Deferred income taxes                                  2,301
               Other deferred credits                                 3,319

               Common stock                                         148,677
               Retained earnings                                     12,427
                                                                   $179,989
                                                                 Exhibit A
                                                              Page 11 of 52

                             TECO COAL CORPORATION
                         CONSOLIDATED INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                            $232,354

               Expenses
                 Operation                                          170,464
                 Maintenance                                          9,550
                 Asset Adjustment                                    13,596
                 Depreciation                                        10,618
                 Taxes-other than income                             18,220
                                                                    222,448
               Income before interest & income taxes                  9,906

               Interest expense                                           1

               Income before provision for income taxes               9,905
               Provision for income taxes                             1,307

               Net income                                          $  8,598
                                                                 Exhibit A
                                                              Page 12 of 52

                             TECO COAL CORPORATION
                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                         $15,870

               Add
                 Net income                                           8,598
                                                                     24,468
               Deduct
                 Cash dividends on capital stock
                   Common                                            12,041

               Balance, end of period                               $12,427
                                                                 Exhibit A
                                                              Page 13 of 52

                          TECO PROPERTIES CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                          $   284
                 Receivables, less allowance for uncollectibles      19,506
                 Prepayments                                              -
                                                                     19,790

               Property, plant and equipment, at original cost
                 Other property                                      11,689

                 Less accumulated depreciation                          540
                                                                     11,149

               Other assets
                 Other investments                                   13,174
                 Deferred income taxes                                  573
                 Deferred charges & other assets                      7,555
                                                                     21,302
                                                                    $52,241
                                                                 Exhibit A
                                                              Page 14 of 52

                          TECO PROPERTIES CORPORATION
                          CONSOLIDATED BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                      $   156
                 Taxes accrued                                          (77)
                                                                         79
               Deferred income taxes                                    994

               Common stock                                          49,985
               Retained earnings                                      1,183
                                                                    $52,241
                                                                 Exhibit A
                                                              Page 15 of 52

                          TECO PROPERTIES CORPORATION
                         CONSOLIDATED INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                              $4,057

               Expenses
                 Operation                                              613
                 Maintenance                                            (27)
                 Depreciation                                            52
                 Taxes-other than income                                 54
                                                                        692

               Income from operations                                 3,365
               Other income                                             772
               Income before provision for income taxes               4,137
               Provision for income taxes                             1,606

               Net income                                            $2,531
                                                                 Exhibit A
                                                              Page 16 of 52

                          TECO PROPERTIES CORPORATION
                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                          $1,730

               Add
                 Net income                                           2,531
                                                                      4,261

               Deduct
                 Cash dividends on capital stock
                   Common                                             3,078


               Balance, end of period                                $1,183
                                                                 Exhibit A
                                                              Page 17 of 52

                          TECO COALBED METHANE, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                         $    355
                 Receivables, less allowance for uncollectibles       6,948
                                                                      7,303

               Property, plant and equipment, at original cost
                 Other property                                     210,272

                 Less accumulated depreciation                      102,802

                                                                    107,470

                                                                   $114,773
                                                                 Exhibit A
                                                              Page 18 of 52

                          TECO COALBED METHANE, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                $    177
                 Notes payable                                       78,383
                 Accounts payable                                    (1,990)
                 Taxes accrued                                          (74)
                                                                     76,496
               Deferred income taxes                                 29,524
               Other deferred credits                                   313

               Retained earnings                                      8,440
                                                                   $114,773
                                                                 Exhibit A
                                                              Page 19 of 52

                          TECO COALBED METHANE, INC.
                               INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                             $39,017

               Expenses
                 Operation                                           15,831
                 Depreciation                                        11,451
                 Taxes-other than income                              1,837
                 Taxes-section 29 credits (1)                       (18,860)
                                                                     10,259
               Income before interest & income taxes                 28,758

               Interest expense                                          34

               Income before provision for income taxes              28,724
               Provision for income taxes                             3,776

               Net income                                           $24,948














(1) Non-conventional fuels tax credit related to coalbed methane production is reclassified for consolidated financial statement purposes in the provision for income taxes.
                                                                 Exhibit A
                                                              Page 20 of 52

                          TECO COALBED METHANE, INC.
                        STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                         $10,181

               Add
                 Net income                                          24,948
                                                                     35,129
               Deduct
                 Cash dividends on capital stock
                 Common                                              26,689

               Balance, end of period                               $ 8,440
                                                                 Exhibit A
                                                              Page 21 of 52

                            TECO INVESTMENTS, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $   153
                 Receivables, less allowance for uncollectibles        3,657
                                                                       3,810

               Other assets
                 Other investments                                    57,491
                 Deferred charges & other assets                           4
                                                                      57,495
                                                                     $61,305
                                                                 Exhibit A
                                                              Page 22 of 52

                            TECO INVESTMENTS, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                   $   157
                 Taxes accrued                                         (570)
                                                                       (413)
               Deferred income taxes                                 55,839

               Common stock                                           5,168
               Retained earnings                                        711
                                                                    $61,305
                                                                 Exhibit A
                                                              Page 23 of 52

                            TECO INVESTMENTS, INC.
                               INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                               $ 361

               Expenses
                 Operation                                               49

               Income before provision for income taxes                 312
               Provision for income taxes                               115

               Net income                                             $ 197
                                                                 Exhibit A
                                                              Page 24 of 52

                            TECO INVESTMENTS, INC.
                        STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                         $   736

               Add
                 Net income                                             197
                                                                        933
               Deduct
                 Cash dividends on capital stock
                   Common                                               222

               Balance, end of period                               $   711
                                                                 Exhibit A
                                                              Page 25 of 52

                              TECO FINANCE, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                         $    387
                 Receivables, less allowance for uncollectibles     215,373
                 Prepayments                                          1,373
                                                                   $217,133

                                                                 Exhibit A
                                                              Page 26 of 52

                              TECO FINANCE, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                $ 21,000
                 Notes payable                                      239,300
                 Accounts payable                                    13,923
                 Interest accrued                                       445
                 Taxes accrued                                       (1,451)
                                                                    273,217

               Long-term debt, less amount due within one year        9,000

               Common stock                                             100
               Retained earnings                                    (65,184)
                                                                   $217,133
                                                                 Exhibit A
                                                              Page 27 of 52

                              TECO FINANCE, INC.
                               INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                             $ 1,952

               Expenses
                 Operation                                            2,045
                 Depreciation                                             -
                                                                      2,045
               Income before interest & income taxes                    (93)

               Interest expense                                      16,344

               Income before provision for income taxes             (16,437)
               Provision for income taxes                            (6,340)

               Net income                                          ($10,097)
                                                                 Exhibit A
                                                              Page 28 of 52

                              TECO FINANCE, INC.
                        STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                        ($55,087)

               Add
                 Net income                                         (10,097)
                                                                    (65,184)

               Deduct
                 Cash dividends on capital stock
                   Common                                                 -

               Balance, end of period                              ($65,184)
                                                                 Exhibit A
                                                              Page 29 of 52


                              PEOPLES GAS COMPANY
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                         $     235
                 Receivables, less allowance for uncollectibles        3,414
                 Materials and supplies                                1,063
                 Prepayments                                              65
                                                                       4,777

               Property, plant and equipment, at original cost
                 Other property                                       51,134

                 Less accum. Deprec.                                  18,872
                                                                      32,262
               Other assets
                 Deferred charges & other assets                          36
                                                                    $ 37,075
                                                                 Exhibit A
                                                              Page 30 of 52

                             PEOPLES GAS COMPANY
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                     $      -
                 Accounts payable                                    11,783
                 Customer deposits                                      742
                 Interest accrued                                         2
                 Taxes accrued                                          509
                                                                     13,036

               Deferred income taxes                                  7,778
               Other                                                    153
               Common stock                                           5,053
               Retained earnings                                     11,055
                                                                   $ 37,075
                                                                 Exhibit A
                                                              Page 31 of 52

                              PEOPLES GAS COMPANY
                               INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                             $30,500

               Expenses
                 Cost of goods sold                                  12,204
                 Operation                                           10,126
                 Maintenance                                            427
                 Taxes other than income                                886
                 Depreciation                                         2,855
                                                                     26,498

               Income from operations                                 4,002
               Other income                                            (458)
               Income before interest and income taxes                3,544

               Interest expense                                          20
               Provision for income taxes                             1,351


               Net income                                           $ 2,173
                                                                 Exhibit A
                                                              Page 32 of 52

                              PEOPLES GAS COMPANY
                        STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                         $ 9,239

               Add
                 Griffis merger (1)                                   1,613
                 Net income                                           2,173
                                                                     13,025
               Deduct
                 Cash dividends on capital stock
                   Common                                             1,970

               Balance, end of period                               $11,055



















1. In January 1998, TECO Energy acquired Griffis, Inc. In a stock-for-stock merger transaction that was accounted for as a pooling of interests. The acquired company operates as part of Peoples Gas Company.
                                                                 Exhibit A
                                                              Page 33 of 52

                       PEOPLES SALES AND SERVICE COMPANY
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS


               Current assets

                 Cash and cash equivalents                            $ 511
                 Receivables, less allowance for uncollectibles       1,389
                 Materials and supplies                                 772
                 Prepayments                                             16
                                                                      2,688

               Property, plant and equipment, at original cost
                 Other property                                          -

                 Less accum. Deprec.                                     -
                                                                         -
               Other assets
                 Deferred charges & other assets                        519
                                                                     $3,207
                                                                 Exhibit A
                                                              Page 34 of 52

                       PEOPLES SALES AND SERVICE COMPANY
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                       $    -
                 Accounts payable                                       924
                 Taxes accrued                                          137
                                                                      1,061

               Deferred income taxes                                     11
               Other                                                    612
               Common stock                                             251
               Retained earnings                                      1,272
                                                                     $3,207
                                                                 Exhibit A
                                                              Page 35 of 52

                       PEOPLES SALES AND SERVICE COMPANY
                               INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                             $11,573

               Expenses
                 Cost of product sold                                 2,850
                 Operation                                           10,167
                 Taxes other than income                                  5
                 Depreciation                                             2
                                                                     13,024
               Income from operations                                (1,451)

               Other Income                                               6

               Income before provision for income taxes              (1,445)
               Provision for income taxes                              (558)


               Net income                                            $ (887)
                                                                 Exhibit A
                                                              Page 36 of 52

                       PEOPLES SALES AND SERVICE COMPANY
                        STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                          $ 2,159

               Add
                 Net income                                             (887)
                                                                       1,272
               Deduct
                 Cash dividends on capital stock
                   Common                                                  -

               Balance, end of period                                $ 1,272
                                                                 Exhibit A
                                                              Page 37 of 52

                            TECO GAS SERVICES, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               ASSETS


               Current assets

                 Cash and cash equivalents                        $     339
                 Receivables, less allowance for uncollectibles       2,224
                 Materials and supplies                                   -
                 Prepayments                                              -
                                                                      2,563

               Property, plant and equipment, at original cost
                 Other property                                          43

                 Less accum. Deprec.                                     17
                                                                         26
               Other assets
                 Deferred charges & other assets                          -
                                                                  $   2,589
                                                                 Exhibit A
                                                              Page 38 of 52

                            TECO GAS SERVICES, INC.
                                 BALANCE SHEET
                               December 31, 1998
                            (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                      $     -
                 Accounts payable                                       281
                 Taxes accrued                                          100
                                                                        381

               Deferred income taxes                                      4
               Other                                                      -
               Common stock                                               1
               Retained earnings                                      2,203
                                                                    $ 2,589
                                                                 Exhibit A
                                                              Page 39 of 52

                            TECO GAS SERVICES, INC.
                               INCOME STATEMENT
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Revenues                                             $ 9,295

               Expenses
                 Cost of product sold                                 6,581
                 Operation                                              286
                 Taxes other than income                                  8
                 Depreciation                                             4
                                                                      6,879

               Income before provision for income taxes               2,416
               Provision for income taxes                               932


               Net income                                           $ 1,484
                                                                 Exhibit A
                                                              Page 40 of 52

                            TECO GAS SERVICES, INC.
                        STATEMENT OF RETAINED EARNINGS
                     TWELVE MONTHS ENDED December 31, 1998
                            (thousands of dollars)



               Balance, beginning of period                         $ 2,188

               Add
                 Net income                                           1,484
                                                                      3,672
               Deduct
                 Cash dividends on capital stock
                   Common                                             1,469

               Balance, end of period                               $ 2,203
                                                                 Exhibit A
                                                              Page 41 of 52

                                         TECO POWER SERVICES CORPORATION
                                           CONSOLIDATING BALANCE SHEET
                                                December 31, 1998
                                             (thousands of dollars)

                                           TPS Int l      TPS        TPS                   Hardee
                            TECO Power       Power      Holdings  Guatemala                 Power
    ASSETS                 (parent only) (parent only)    Inc.       One        TCAE       Partners
    Current assets
      Cash and cash
       equivalents          $      23    $    431     $    1    $ 2,964    $  3,631      $  2,476
      Receivables              32,331       1,378         -          86       2,009         7,766
      Inventories at average
       cost
           Fuel                    -            -         -           -           -         1,239
           Materials and
            supplies               -             -         -           -         664        2,558
      Prepayments                 76             -         -         141         388          193
                              32,430         1,809         1       3,191       6,692       14,232
     Investment in
       subsidiaries          183,723       125,710         -       6,220           -            -

    Property, plant &
      equipment, at
      original cost
        Plant in service           -             -         -           -      41,946      206,825
        Other property         2,716             -         -           -         286            -
                               2,716             -         -           -      42,232      206,825
        Less accum. deprec.     (591)            -         -           -      (5,334)     (36,985)
                               2,125             -         -           -      36,898      169,840
    Other assets
      Notes Receivable        18,723             -         -      13,750           -            -
      Deferred charges &
        other assets             843            24         -       1,903       4,678        3,538
                            $237,844      $127,543     $   1    $ 25,064    $ 48,268     $187,610

                                                                 Exhibit A
                                                              Page 42 of 52

                                         TECO POWER SERVICES CORPORATION
                                     CONSOLIDATING BALANCE SHEET (Continued)
                                                December 31, 1998
                                             (thousands of dollars)


                              Hardee        Hardee        TPS         Pasco    TPS San        TPS
    ASSETS                    Power I      Power II    Operation      Power      Jose      Operaciones
    Current assets
      Cash and cash
       equivalents           $      -      $      -     $ 1,242    $      2   $    926      $   249
      Receivables               4,248       12,546          507           2          -          106
      Inventories at average
        cost
          Fuel                      -            -            -           -          -           -
          Materials and
            supplies                -            -            -           -          -           -
      Prepayments                   -            -           (2)          -          -           -
                                4,248       12,546        1,747           4        926          355
     Investment in
       subsidiaries            11,291 (1)   34,070            -           -     17,862           -

    Property, plant &
      equipment, at
      original cost
        Plant in service            -            -             -         -           -            -
        Other property              -            -             -         -           -           22
                                    -            -             -         -           -           22
        Less accum. deprec.         -            -             -         -           -           (1)
                                    -            -             -         -           -           21
    Other assets
      Notes Receivable              -            -             -         -           -            -
      Deferred charges &
        other assets                -            -             -         6           -           10
                             $ 15,539      $ 46,616     $  1,747 $      10   $  18,788      $   386

    1  Investment in subsidiaries represent Hardee Power I s general partnership interest in Hardee
       Power Partners.  The subsidiary is not consolidated at the Hardee Power I level.  The financial statements of Hardee Power Partners are shown in full on pages 47 through 52.

                                                                 Exhibit A

                                                              Page 43 of 52

                                         TECO POWER SERVICES CORPORATION
                                     CONSOLIDATING BALANCE SHEET (Continued)
                                                December 31, 1998
                                             (thousands of dollars)


                               TPS              TPS de          Elimin-        TECO Power
    ASSETS               Administraciones      Ultramar         ations      (Consolidated)
    Current assets
      Cash and cash
       equivalents           $   205          $      50       $       -        $   12,200
      Receivables                179                  -         (50,650)           10,508
      Inventories at average
        cost
          Fuel                     -                  -               -             1,239
          Materials and
            supplies               -                  -               -             3,222
      Prepayments                  -                420               -             1,216
                                 384                470         (50,650)           28,385
     Investment in
       subsidiaries                -            102,453        (335,988)          145,341
    Property, plant &
      equipment, at
      original cost
        Plant in service           -                  -               -           248,771
        Other property            83                  -               -             3,107
                                  83                  -               -           251,878
        Less accum. deprec.       (5)                 -               -           (42,916)
                                  78                  -               -           208 962
    Other assets
      Notes Receivable             -                  -         (13,750)           18,723
      Deferred charges &
        other assets              (6)               480               -            11,476
                             $   456          $ 103,403       $(400,388)       $  412,887

                                                                 Exhibit A
                                                              Page 44 of 52

                                         TECO POWER SERVICES CORPORATION
                                           CONSOLIDATING BALANCE SHEET
                                                December 31, 1998
                                             (thousands of dollars)


                                          TPS Int'l     TPS       TPS                     Hardee
    LIABILITIES AND         TECO Power      Power     Holdings  Guatemala                   Power
    CAPITAL               (parent only)(parent only)    Inc.       One         TCAE       Partners

    Current Liabilities
    Long-term debt due
      within one year       $      -     $       -    $    -    $     -      $  2,442     $  5,945
    Accounts payable         169,559          3,090        -      22,709       (1,044)       2,955
    Interest accrued               -              -        -          -           189          896
    Taxes accrued                782              -        -        (300)       2,945            -
                             170,341          3,090        -      22,409        4,532        9,796

    Deferred income taxes     (2,230)            -         -         (68)        (668)           -
    Other deferred credits         7             -         -          -         2,466          513
    Sub debt - TECO Finance        -             -         -          -        13,750            -
    Notes Payable             13,750             -         -          -           -              -
    Long-term debt, less
      amount due within one
      year                         -             -         -           -       21,975      131,940
    Partners capital - HPI         -             -         -           -           -        10,972
    Subordinated debt - HPI        -             -         -           -           -             1
    Partners capital - HPII        -             -         -           -           -        32,916
    Subordinated debt - HPII       -             -         -           -           -             3
    Partners capital - TPS
      Guatemala One                -             -         -           -        1,191            -
    Partners capital - TPSIP       -             -         -           -           -             -
    Minority Interests             -             -         -           -           -             -
    Common stock              52,341       123,483         1           1           -             -
    Retained earnings          3,635           970         -       2,722        5,022        1,469
                            $237,844     $ 127,543    $    1    $ 25,064     $ 48,268     $187,610

                                                                 Exhibit A
                                                              Page 45 of 52

                                         TECO POWER SERVICES CORPORATION
                                     CONSOLIDATING BALANCE SHEET (Continued)
                                                December 31, 1998
                                             (thousands of dollars)

                                                                  TCAE
    LIABILITIES AND          Hardee      Hardee        TPS      Minority    Pasco    TPS San      TPS
    CAPITAL                  Power I    Power II    Operations   Interest    Power      Jose    Operaciones

    Current Liabilities
    Long-term debt due
      within one year      $      -    $      -     $     -     $     -     $     -   $     -     $      -
    Accounts payable              -           -       1,878         (403)         3         -            -
    Interest accrued              -           -           -            -          -         -            -
    Taxes accrued                60         180        (132)           -          -         -           34
                                 60         180       1,746         (403)         3         -           34

    Deferred income taxes     3,607      10,820           -            -          -         -            -
    Other deferred credits        -           -           -            -          -         -            -
    Sub debt - TECO Finance       -           -           -            -          -         -            -
    Notes Payable                 -           -           -            -          -         -            -
    Long-term debt, less
      amount due within one
      year                        -           -           -            -          -         -            -
    Partners capital - HPI        -           -           -            -          -         -            -
    Subordinated debt - HPI       -           -           -            -          -         -            -
    Partners capital - HPII       -           -           -            -          -         -            -
    Subordinated debt - HPII      -           -           -            -          -         -            -
    Partners capital - TPS
      Guatemala One               -           -           -          (47)         -         -            -
    Partners Capital - TPSIP      -           -           -            -          -         -          184
    Minority Interests            -           -           -          648          -         -            -
    Common stock             10,973      32,919           1            -          7    18,788            -
    Retained earnings           899       2,697           -         (198)         -         -          168
                           $ 15,539    $ 46,616     $ 1,747       $   -    $    10  $ 18,788      $    386

                                                                 Exhibit A
                                                              Page 46 of 52

                                         TECO POWER SERVICES CORPORATION
                                     CONSOLIDATING BALANCE SHEET (Continued)
                                                December 31, 1998
                                             (thousands of dollars)


    LIABILITIES AND              TPS            TPS de      Elimin-          TECO Power
    CAPITAL               Administrationes    Ultramar      ations        (Consolidated)

    Current Liabilities
    Long-term debt due
      within one year      $      -           $      -    $      -          $    8,387
    Accounts payable            207              1,110     (39,039)            161,025
    Interest accrued              -                  -           -               1,085
    Taxes accrued                85                  -           -               3,654
                                291              1,110     (39,039)            174,151

    Deferred income taxes         -                 -            -              11,461
    Other deferred credits        -                 -            -               2,986
    Sub debt - TECO Finance       -                 -            -              13,750
    Notes Payable                 -                 -      (13,750)                  -
    Long-term debt, less
      amount due within one
      year                        -                 -            -             153,915
    Partners capital - HPI        -                 -      (10,972)                  -
    Subordinated debt - HPI       -                 -           (1)                  -
    Partners capital - HPII       -                 -      (32,916)                  -
    Subordinated debt - HPII      -                 -           (3)                  -
    Partners capital - TPS
      Guatemala One               -                 -       (1,144)                  -
    Partners capital - TPSIP     80           100,745     (101,009)                  -
    Minority Interests            -                 -            -                 648
    Common stock                  -                 -     (186,173)             52,341
    Retained earnings            84             1,548      (15,381)              3,635
                           $    456          $ 103,403   $(400,388)         $  412,887

                                                                 Exhibit A
                                                              Page 47 of 52

                                         TECO POWER SERVICES CORPORATION
                                         CONSOLIDATING INCOME STATEMENT
                                      TWELVE MONTHS ENDED December 31, 1998
                                             (thousands of dollars)
                                             TPS Int l                     TPS                Hardee
                            TECO Power        Power        Pasco       Guatemala              Power
                           (parent only)   (parent only)    Power         One        TCAE     Partners


    Revenues                 $    353         $   -        $    -      $ 4,293     $ 15,427   $ 80,483

    Expenses
     Operation                  6,981           334             1        1,037        2,713      3,231
     Maintenance                    -             -             -            -            -      1,006
     Fuel                           -             -             -            -            -     21,213
     Depreciation                 217             -             -          460        2,065      6,232
     BB4 - pass through             -             -             -            -            -     23,249
     Taxes other than income        -             -             -            -          168      2,692
                                7,198           334             1        1,497        4,946     57,623
    Income from operations     (6,845)         (334)           (1)       2,796       10,481     22,860
    Other income                    -             -             2        1,951          209        141
    Income before interest &
      income taxes             (6,845)         (334)            1        4,747       10,690     23,001
    Interest charges
      Long-term debt                -             -             -            -        4,506     11,154
      Other interest expense     (221)            -             -            -            -        (47)
                                 (221)            -             -            -        4,506     11,107

    Income before provision
      for income taxes         (6,625)          (334)           1        4,747        6,184     11,894

    Provision for income
      taxes                    (2,549)           172            -         (407)       1,715          -
    Net income               $ (4,075)        $(506)       $    1      $ 5,154     $  4,469   $ 11,894

                                                                 Exhibit A
                                                              Page 48 of 52

                                         TECO POWER SERVICES CORPORATION
                                   CONSOLIDATING INCOME STATEMENT (Continued)
                                      TWELVE MONTHS ENDED December 31, 1998
                                             (thousands of dollars)




                              Hardee             Hardee           TPS        TPS San       TPS
                              Power I           Power II       Operations      Jose      Operaciones

    Revenues                  $ 2,973           $ 8,921         $    -     $       -      $   246

    Expenses
     Operation                      -                 -              -             -           80
     Maintenance                    -                 -              -             -            -
     Fuel                           -                 -              -             -            -
     Depreciation                   -                 -              -             -            1
     BB4 - pass through             -                 -              -             -            -
     Taxes other than income        -                 -              -             -            -
                                    -                 -              -             -           81
    Income from operations      2,973             8,921              -             -          165
    Other income                    -                 -              -             -            2
    Income before interest &
      income taxes              2,973             8,921              -             -          167

    Interest charges
      Long-term debt                -                 -              -             -            -
      Other interest expense        -                 -              -             -            -
                                    -                 -              -             -            -

    Income before provision
      for income taxes          2,973             8,921              -             -          167

    Provision for income
      taxes                     1,147             3,442              -             -            -

    Net income                $ 1,826           $ 5,479         $    -      $      -      $   167

                                                                 Exhibit A
                                                              Page 49 of 52

                                         TECO POWER SERVICES CORPORATION
                                   CONSOLIDATING INCOME STATEMENT (Continued)
                                      TWELVE MONTHS ENDED December 31, 1998
                                             (thousands of dollars)



                                TPS              TPS de          Elimin-       TECO Power
                         Administrationes      Ultramar          ations      (Consolidated)

    Revenues                  $   387           $ 1,758        $ (16,187)      $  98,654

    Expenses
     Operation                    295               210                -          14,882
     Maintenance                    -                 -                -           1,006
     Fuel                           -                 -                -          21,213
     Depreciation                   5                 -                -           8,980
     BB4 - pass through             -                 -                -          23,249
     Taxes other than income        4                 -                -           2,864
                                  304               210                -          72,194
    Income from operations         83             1,548          (16,187)         26,460
    Other income                    1                 -           (2,127)            179
    Income before interest &
      income taxes                 84             1,548          (18,314)         26,639

    Interest charges
      Long-term debt                -                 -           (1,951)         13,709
      Other interest expense        -                 -               -             (268)
                                    -                 -           (1,951)         13,441

    Income before provision
      for income taxes             84             1,548          (16,363)         13,198

    Provision for income
      taxes                         -                 -               -            3,520

    Net income                $    84           $ 1,548         $ (16,363)     $   9,678

                                                                 Exhibit A
                                                              Page 50 of 52

                                         TECO POWER SERVICES CORPORATION
                                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                      TWELVE MONTHS ENDED December 31, 1998
                                             (thousands of dollars)


                                           TPS Int l                   TPS                  Hardee
                            TECO Power       Power        Pasco      Guatemala                Power
                           (parent only)  (parent only)    Power         One        TCAE     Partners

    Balance, beginning
      of period               $ 3,090       $  (323)     $    -      $ 1,664     $ 8,845     $  2,140

    Add: Net income             9,678(1)      1,293(2)         1       5,154       4,469       11,894
                               12,768           970            1       6,818      13,314       14,034
    Deduct:
      Cash dividends on
       capital stock
       Common                   9,133             -            1       4,096       8,292       12,565

    Balance, end of
    period                    $ 3,635       $   970      $    -     $  2,722     $ 5,022     $  1,469

     1 Includes $13,753 of TECO Power Service s equity in earnings of subsidiaries.
     2 Includes $1,799 of TPS International Power s equity in earnings of subsidiaries.

                                                                 Exhibit A
                                                              Page 51 of 52

                                         TECO POWER SERVICES CORPORATION
                            CONSOLIDATING STATEMENT OF RETAINED EARNINGS (Continued)
                                      TWELVE MONTHS ENDED December 31, 1998
                                             (thousands of dollars)



                                                                    TCAE
                              Hardee       Hardee       TPS       Minority   TPS San        TPS
                             Power I      Power II   Operations    Interest     Jose     Operaciones
    Balance, beginning
      of period             $   864        $ 2,592     $     -      $(349)  $      -     $      1

    Add: Net income           1,826          5,479           -        151          -          167
                              2,690          8,071           -       (198)         -          168
    Deduct:
      Cash dividends on
       capital stock
       Common                 1,791          5,374           -          -          -            -

    Balance, end of
      period                $   899        $ 2,697     $    -       $(198)  $        -    $   168

                                                                 Exhibit A
                                                              Page 52 of 52

                                         TECO POWER SERVICES CORPORATION
                            CONSOLIDATING STATEMENT OF RETAINED EARNINGS (Continued)
                                      TWELVE MONTHS ENDED December 31, 1998
                                             (thousands of dollars)



                                                                                      TECO
                               TPS                  TPS de         Elimin-             Power
                         Administrationes          Ultramar        ations         (Consolidated)

    Balance, beginning
      of period             $     -                $      -      $ (15,434)        $     3,090

    Add: Net income              84                    1,548       (32,066)              9,678
                                 84                    1,548       (47,500)             12,768
    Deduct:
      Cash dividends on
       capital stock
       Common                     -                        -        32,119               9,133

    Balance, end of
      period                $    84                $   1,548     $ (15,381)        $     3,635

                                                                     EXHIBIT B
                                                                   PAGE 1 OF 1



                            FINANCIAL DATA SCHEDULE




  A financial data schedule was filed as Exhibit 27 (EX-27) part of the electronic filing of this document made with the Securities and Exchange Commission via EDGAR.
                                                                   EXHIBIT C
                                                                 PAGE 1 OF 1


                             ORGANIZATIONAL CHART
                      SHOWING THE RELATIONSHIP OF EACH EWG
               OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
                         IN THE HOLDING-COMPANY SYSTEM


        TECO Energy
              TECO Power
                    TPS Guatemala One
                      TCAE (EWG)
                    TPS International Power
                      TPS de Ultramar
                        TPS de Ultramar Guatemala
                          DECA
                             EEGSA (foreign utility)

              At December 31, 1998:

              TECO Energy had a 100-percent ownership interest in TECO Power.

              TECO Power had a 100-percent ownership interest in TPS Guatemala One.

              TPS Guatemala One had a 96.06-percent ownership interest in TCAE.


            TECO Energy had a 100-percent ownership interest in TECO Power.

            TECO Power had a 100-percent ownership interest in TPS International Power.

            TPS International Power had a 100-percent ownership interest in TPS de Ultramar.

            TPS de Ultramar had a 99-percent ownership interest in TPS de Ultramar Guatemala.

            TPS International Power had a 1-percent ownership interest in TPS de Ultramar Guatemala.

            TPS de Ultramar Guatemala had a 30-percent ownership interest in DECA.

            DECA had an 80-percent ownership interest in EEGSA.